INVEST IN **RAYYAN SYSTEMS INC.**

An AI tool to extract knowledge from research to accelerate scientific discovery

PITCH VIDEO | INVESTOR PANEL



ACCELERATED SYSTEMATIC REVIEW
rayyan

rayyan.ai Cambridge MA

Technology | B2B | SaaS | Minority Founder | AI

LEAD INVESTOR



Ashraf AlKarmi Chief Product Officer at Vimeo

I believe in the leaders and the mission of Rayyan Systems. Being part of the journey that accelerates and helps research with Rayyan Systems is a privilege. A world where not only researchers find significant value, but one where it accelerates findings and learnings because of the ease of use and accessibility of Rayyan Systems. I also believe this is just the start of what Rayyan Systems can do. The path of leveraging AI to even make research easier and better is the future.

Invested $5,000 this round

Highlights

1. 300,000+ researchers from 15k+ organizations across 180 countries use Rayyan to conduct research
2. 700+ million research studies have been reviewed using Rayyan
3. 600K+ research projects have been started on Rayyan with an average of 500 new ones started per day
4. 15+ million annotations to data are made in a single 30 day period.
5. 12000+ researchers are signing up monthly by word of mouth alone
6. Revenue generating with sufficient scale to achieve projected profitability

Our Team



Robert Ayan CEO

Executive with prior B2B SaaS, cloud startup experience in product management. Planned a Startup City backed by Peter Thiel; planned a science park and developed policies for a national innovation system. Computer science/MIS degree. MIT MBA.

To accelerate scientific and medical discoveries to benefit human health through evidence based medicine.



Hossam Hammady Vice President, Engineering

Highly seasoned full stack software architect and engineer who leads the engineering team at Rayyan.



Marc Keylard Vice President, Global Partnerships

International B2B sales leader in the professional information services industry with a track record for accelerating growth at successful start-ups and as a senior sales manager at Wolters Kluwer Health.



Amin Shanaa Head of Product

Experienced entrepreneurial product manager with a track record of defining and delivering differentiated products that grow market share and build customer loyalty rapidly.

An AI tool to extract knowledge from research to accelerate science and medicine



rayyan
INTELLIGENT SYSTEMATIC REVIEW
Developed by Researchers for Researchers

A $50B Compliance Driven Business with a Blue Ocean Opportunity to Expand Use Cases


Systematic Literature Review is a $50B+ Compliance Driven Business
$50Billion+
Initial Target Segments
<-- Blue Ocean Opportunity-->
Medical
Academia
Industrial
Public Policy
Development
Agricultural
Legal
Financial
Evidence-based Medicine
Research and publishing
Pharmaceutical & Medical Devices, Cosmetics
Evidence-based Medicine, Pharmacovigilance, Clinical Evaluation Reports, STEM Publishing, Food, Cosmetics, Health Guidelines, HTA, HEOR, and more..

A Problem that Grows the More that We Solve


2.5 Million Articles Added to the Scientific Corpus Annually
Systematic Review is Broke(n) where n =
Can't read all of the literature even in a lifetime
No control over how much literature is relevant
The problem compounds at rate of publishing
Solving the problem contributes to its growth
Requires teams of 2-7 researchers*
12-24 months to complete*
Average of $141K in labor*

A Combination of AI Technologies to Produce Trusted Evidence using a Human-in-the-Loop Philosophy


AI-Powered Research Capabilities Neither Humans Nor Computers Possess Alone
Intelligent
AI Powered Workbench
NLP Powered Filtering, Highlighting and Text Mining
5-Star Machine Learning Relevance Rating System
A Context Aware Understanding of Biomedical Terms and Concepts
MeSH Topic Keywords and PICO Elements
Precise, Truncated and Word Variation Searches
AI powered De-duplication Ranked Highest for Accuracy and Sensitivity
2021-03-22, My Systematic Review
A prospective randomized trial comparing the efficacy and adverse effects of four recognized treatments of molluscum contagiosum in children

Hiring Plan to Accelerate Growth of Users and Revenues


Rayyan Organization Chart and Hiring Plan
CEO
VP of Engineering
Head of Product
VP of Marketing
VP of Global Partnerships
Senior Back End Engineer
Senior Front End Engineer
UI / UX Designer
Digital Product Marketer
Demand Generation
Senior Back End Engineer x 2
Front End Engineer
Customer Support
Social Media Marketing
Regional Sales Manager
Data Scientist
Mobile Engineer x2
Customer Success
Site Reliability Engineer
QA
10 Current Full-Time
5 Current Part-Time
10 Open Req's – 5 Engineers, 2 Marketing, 2 Sales, 1 Product

Pursuing and Prioritizing Scale with Profitability


Monetization Plan and Paid Subscriber Projections
SaaS Revenue Target:
1. 550k+ to paid members
2. $15+ ARPU / month
3. $100MM+ ARR
2023-2024 Targets
1. Scale users to 1 million
2. Convert 5% to paid
3. Achieve profitability
Paid Subscribers and Revenue
600,000
400,000
200,000
0
$100,000,000
$75,000,000
$50,000,000
$25,000,000
$0
2023
2024
2025
2026
2027
2028
$479,520
$4,150,843
34,525
$12,456,690
69250
$24,913,380
138500
$49,826,760
277000
$99,653,520
554000

Forward looking projections cannot be guaranteed.

Partnering with the Best to Achieve Success


Partnerships, Investors and Use of Funds
IP license:
Qatar Foundation
IP Licensor*, Shareholder
Investors:
QSTP Technology Venture Fund
$500K Investment
Angel Investors
$600k+ Investment


Cloud: Microsoft and Google Startup Programs $250k in cloud credits
Banking: Silicon Valley Bank Banking
Legal: Latham & Watkins, Company Counsel
Choate IP Attorney
The funds will be used to hire in order to scale users and revenues rapidly through a product-led freemium B2C2B business model.
The current user base, contribution margin, and the rate of growth offers the possibility of achieving a low breakeven and generating free cash flows during the next financing round.

Downloads

[Interacting with Rayyan.pdf]